PRESS RELEASE

ROBERT R. MCEWEN PURCHASES SHARES IN WHITE KNIGHT RESOURCES

TORONTO, July 26, 2005 – ROBERT R. McEWEN announced today that he has purchased 1,600,000 common shares of White Knight Resources Ltd. Mr. McEwen purchased the White Knight shares on the TSX – Venture Exchange. The purchase price was averaged at $1.26.

Mr. McEwen now owns 9,552,427 or 17.1% on a partially diluted basis of the outstanding common shares of White Knight Resources Ltd. These shares were purchased for investment purposes.

For further information, please contact:

Robert R. McEwen
Telephone: (416) 865-0326